PETECH ENTERPRISES, INC

PeTech Enterprises, Inc.
5707 Spanish Oak, Houston, Texas 77066

APPRAISAL REPORT

ON CERTAIN PROPERTIES

owned by

TORCHLIGHT ENERGY RESOURCES, INC.

(HUNTON)

As of

December 31, 2014

April 9, 2015

Mr. John Brda

Chief Executive Officer

Torchlight Energy Resources, Inc.

5700 W. Plano Parkway #3600

Plano, TX 75093

Dear Mr. Brda,

At your request PeTech Enterprises, Inc. ("PEI") has prepared an estimate of certain hydrocarbon reserves owned by Torchlight Energy Resources, Inc. ("TER") in the State of Texas as of December 31, 2014. This evaluation was completed by April 8, 2015.

These estimates include only proved reserves and were prepared in accordance with the United States Securities and Exchange Commission ("SEC") guidelines rule 4-10 Regulation S-X for evaluating and reporting oil and gas reserves. Rule 4-10 defines reserves as **"…those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation. ……..Reserves which can be produced through the application of improved recovery technique…..Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-months period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. A more complete description of the rule is attached as an Appendix.**

Acceptable evaluation geological, engineering and accounting (cost, taxes, etc.) practice principles were utilized to reach the results of this evaluation. Results were based on historical oil, gas and water production information, geological maps, logs and offsetting lease analogies. The evaluation is based on information provided by the company. Data such as production rates, lease operating costs, ownership interests and projections for future activities were relied on to be true. In all cases PEI has reviewed the data to ensure reasonable values, consistency and dependability.

OPERATIONS

This evaluation covers the company operation in Kingfisher, Logan Johnston and Garfield Counties, OK. The three projects within these counties are known as Chisholm, Cimarron and Viking. TER participated in the projects as a non-operator, with the operation conducted by Husky Ventures.

Production is from the Paleozoic age Hunton Group. The Hunton is a well-known oil and gas producing formation, and recently has been developed by drilling horizontal wells. The vertical depth to the target is approximately 8,000

feet and the horizontal section may reach 4,000 feet for a total well length of 12,000 feet. Spacing of 160 acres per well are anticipated in the future. The typical initial rate of production is between 4,000 and 9,000 barrels of oil per month followed by a steep decline which gradually levels off. As a result of the natural fracing initial water production is high but quickly drops off. There was minor value attributable to the Bromide formation producing wells.

Twenty three wells were producing and one well was non-producing as of the end of 2014. The number of additional drilling locations is estimated to exceed seventy two, but only fifty eight wells were considered as economical proved undeveloped for this evaluation. In addition, the area contains other potential producing horizons, but due to the lack of information no value was attributed to these zones.

PRODUCTS PRICE The twelve months unweighted average of first day of the month NYMEX prices for oil and gas were used in calculating the 2014 average price resulting in \$4.35/MMBtu and \$91.48/Bbl.

Oil and gas price differentials were provided by TER and utilized in this evaluation. The average oil and gas prices were held constant throughout the economic life of the leases. It should be noted that gas production from the Hunton formation contains high heating value (BTU) and contains natural gas liquids. The gas is processed in plants which remove the liquids. The liquids are sold separately under sales agreements that contains sharing of revenue. The net result of the revenue generated from liquids sales were added to the residual gas sales and the combined value is reflected as an increase in the heating value and price fees. Each lease was evaluated separately. However, the products prices for the proved undeveloped leases were based on the average value of the producing wells. Individual monthly run sheets were made available by TER.

OPERATING EXPENSES and CAPITAL COSTS reccurring lease operating expenses were provided by the company and accepted when seemed reasonable for the type of operation and area. Lease operating expenses were held constant throughout the life of the reserve. The operating costs were split between operating expenses and water disposal costs and were calculated on a lease by lease basis. Future capital costs were held constant at the 2014 year expenditures level. Abandonment cost was included for each well. Drilling and completion costs were based on Authorization For Expenditure ("AFE") data provided by the company. The company provided assurances that all capital requirements will be met. Fifteen of the PUD locations reported in the 2013 year-end report were drilled in 2014 and were producing.

TAXES

Production and ad valorem taxes were based on the Oklahoma rates, including a tax reduction to 1.2% of revenue for the first 48 months.

Hedge values were not considered in this evaluation.

Note that oil and gas reserves as well as gross and net revenues are ESTIMATES that may change as additional production data becomes available or prices change. All estimates are subject to change due to the inherent uncertainty in the application of judgmental factors as well as regulatory environment.

PEI did not physically visit any of the fields, PEI accepted as true all ownership interests. PEI has not evaluated any potential environmental liability. PEI does not own economic interest in any of the company's assets.

AS OF DECEMBER 31, 2014

	PROVED DEVELOPED				PROVED UNDEVELOPED	
	PRODUCING		NON PRODUCING			
	OIL, MB	GAS, MMCF	OIL, MB	GAS, MMCF	OIL, MB	GAS, MMCF
GROSS RESERVES	1,596	12,379	78	851	7,579	44,849
NET RESERVES	67	488	18	199	481	3,104

Values of proved reserves in this report are expressed in terms of ESTIMATED future gross revenue, future net revenue, and present worth using a discount factor of 10%. Future gross revenue is the revenue which will accrue to the appraised interests from production and sale of the estimated net reserves. Net revenue is the gross revenue less production and ad valorem taxes, operating expenses and capital costs. Operating expenses include direct field expenses but exclude general administration costs. Federal income tax was not included in this analysis.

AS OF DECEMBER 31, 2014

	PROVED DEVELOPED		PROVED
	PRODUCING	NON PRODUCING	UNDEVELOPED
FUTURE GROSS INCOME, M$	9,000	2,880	63,184
PRODUCTION & ADVALOREM TAX, M$	319	93	2,674
OPERATING EXPENSE, M$	2,381	586	12,552
CAPITAL COST, M$	-	-	22,469
FUTURE NET REVENUE, M$	6,300	2,201	25,489
PRESENT VALUE DISC AT 10%, M$	4,741	1,781	12,517

Submitted,

STATE OF TEXAS
AMIEL DAVID
50970
REGISTERED
PROFESSIONAL ENGINEER

Amiel David, P.E. #50970

For PeTech Enterprises, Inc. Registrat